

Power of Attorney   All states except New York

Use this form to grant or modify the power of a third party (your Agent or "Attorney-in-Fact") to act on your behalf on one or more Fidelity Brokerage Services LLC ("Fidelity," or "we" or "us") brokerage or Premiere Select® or Fidelity IRA accounts with the same owner. NY residents must use the NY Power of Attorney form. Do NOT use this form for custodial, estate, conservator, escrow, non-prototype, and other fiduciary registrations. Type on screen or fill in using CAPITAL letters and black ink. If you need more room for information or signatures, use a copy of the relevant page.

Helpful to Know

- **This is a very important legal document.** It gives another person control over your accounts listed in Section 2 and direct access to your money. The person will have the power to buy, sell, transfer, and dispose of any assets in the accounts you identify here, including assets you may acquire in the future. **Review it carefully with a trusted legal professional before you sign it.**
- Your Attorney-in-Fact (the person to whom you grant power of attorney) may have the right to take reasonable payment from your account for his/her services.
- This is a durable power of attorney ("POA") document for all account registrations except trust accounts, meaning it remains in effect regardless of your physical or mental health — even if you become incompetent and can no longer make your own decisions or manage your own affairs. For trust accounts, the POA is non-durable, meaning the Attorney-in-Fact's power will expire upon Fidelity's notice and receipt, in writing, of your death, mental disability, incompetence or incapacity. From the moment you sign this POA, your Attorney-in-Fact will have the powers granted by this POA until we receive written notice revoking those powers.
- You have the right to modify or revoke this POA. To do so, submit a new POA form. Should you be declared incompetent, you lose the option of modifying or revoking this POA.
- You must complete Sections 1–5 and 8 yourself, and your Attorney-in-Fact must complete Sections 6 and 7. For Defined Contribution Retirement Plan (Keogh) accounts, the plan administrator must sign in Section 9. You must have this form notarized and, if applicable, sign and date this form in the presence of witnesses. Check your state's requirements to determine if, and how many, witnesses are necessary.

- Defined Contribution Retirement Plan Accounts
  - Only a plan participant can add an Attorney-in-Fact. Do NOT use this form to add an Attorney-in-Fact for the Plan Administrator.
  - The plan participant and Plan Administrator must both sign this form.
- This POA appoints an Attorney-in-Fact for one person. Joint account owners or other individuals must complete a separate POA.
- Check the laws of your state for any additional requirements. **Residents of CA, ME, MI, and PA:** See additional notices at the end of this POA that you, and in some cases your Attorney-in-Fact, may be required to review and complete.
- To add checkwriting or grant the Attorney-in-Fact checkwriting privileges, complete the Checkwriting Signature Card at the end of the form. All account owners and the Attorney-in-Fact that will be writing checks for the account must sign, as this signature card will replace all checkwriting information on file with the bank. Duplicate the Checkwriting Signature Card for more than one account.

Advisor Name	G Number
ASPEN GROVE CAPITAL, LLC	G

1. Account Owner   IMPORTANT: This form appoints an Attorney-in-Fact for one person.

Account Owner Name
Gregory B. Maffei

Phone numbers are for questions about this request only; they will not update your Fidelity contact information.

Primary Phone	☑ Mobile Number	Secondary Phone	☐ Mobile Number

2. Account(s) Included

Choose one.

☑ All eligible accounts managed by the advisor indicated on this form that are either (1) owned by the above Account Owner, either individually or jointly, as evidenced by the fact the Social Security number noted above is associated with the account (2) or a trust account where the above Account Owner serves as a trustee. In the case of a trust, by completing this form, you also warrant and represent that your appointment is consistent with the terms of the trust.

OR

Only these accounts:

Account Number	Account Number	Account Number

Account Number	Account Number	Account Number

Required to add POA on business accounts. ▶ ☐ Adding POA to a Business Account

If establishing POA on a Corporation, Limited Liability Company, Partnership, or other business account, by checking the box provided, I hereby certify that I am permitted as officer, partner, and/or managing member under the governing documents associated with the applicable entity to delegate all authority as outlined herein.

3. Powers to be Granted *The powers granted herein include but are not limited to the following:*

Powers granted by the account owner, partner, trustee of the trust, and/or officer of the corporation or company identified in Section 1. You hereby acknowledge and represent, you are the account owner, partner, officer of the company or trustee, as applicable, and hereby constitute and appoint the Attorney-in-Fact listed with power and authority as designated herein to act for you and on your behalf in connection with your Fidelity accounts, however designated, specifically conferring upon your Attorney-in-Fact those powers that are listed below and otherwise herein. As trustee, officer, and/or partner, by signing below you represent that under the applicable governing documents you are permitted to delegate authority to the Attorney-in-Fact all powers and authorities represented herein.

Standard Powers

By completing this form, you grant all of these powers to the Attorney-in-Fact identified in Section 6.

- **Access accounts and place trades** Buy, sell, sell short, exchange, convert, tender, or otherwise acquire or dispose of all types of securities and other investments, including the right to borrow on margin and conduct options transactions to whatever extent any applicable account is approved for these features.

- **Withdraw money** Remove assets from the accounts — by any means available for that account type and regardless of any tax consequences. Withdrawn assets may be distributed to you or to any third party, including your Attorney-in-Fact. These powers are in addition to any asset movement authorization granted to your Authorized agent/Advisor for the applicable account(s).

- **Move money among accounts** Initiate transfers of assets between account(s) including initiating rollovers, Roth IRA conversions, or IRA recharacterizations, and instruct Fidelity to distribute or transfer to you, to the Attorney-in-Fact, or to a successor custodian or trustee any and all cash, securities of any type, or other property held in accounts under this agreement regardless of the tax consequences of any such distribution or transfer.

- **Receive statements** in any form.

- **Modify, close, or open accounts** Modify or close any account named on this form and use your taxpayer ID to open any number or type of new accounts of which you will be listed as an owner, including managed accounts, for your benefit.

- **Engage investment managers** Engage investment managers, delegate investment authority, and pay investment advisory fees.

- **Answer for tax matters** Make, execute, present, modify, and exercise any certification (including, without limitation, IRS Forms W-8 and W-9 and any substitutes for or successors to those forms) or election available or required under federal, state, local, or foreign tax law related to the account(s) or any accounts your Attorney-in-Fact may open, to the extent permitted by the applicable taxing authority.

- **Change addresses** Change the legal or mailing address on the accounts.

- **Write checks** Establish checkwriting and/or sign checks drawn on the accounts.

- **Other items** Any and all other transactions or requests an owner of an account may make unless it needs to be specifically provided for in the Additional Powers section below.

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3. Powers to be Granted *The powers granted herein include but are not limited to the following:*

Additional Powers

In addition to those powers outlined above, the Attorney-in-Fact identified in Section 6 will only be granted these powers if you write your initials next to the appropriate option.

Choose only one.

| Account Owner Initials | **Name others as beneficiaries** *Add, change, or remove beneficiaries (in accordance with specific account rules), provided that this does not grant the Attorney-in-Fact the authority to name him/herself as a beneficiary.* |

| Account Owner Initials | **Name others or self as beneficiary** *Add, change, or remove beneficiaries (in accordance with specific account rules), including the ability to allow the Attorney-in-Fact to self appoint him/herself as a beneficiary.* |

4. Duplicate Materials

If you would like your Attorney-in-Fact to be able to access copies of account statement or transaction confirmations at Fidelity.com, check the appropriate boxes below and provide a valid email address.

If the Attorney-in-Fact indicates in Section 6 that they are associated with a firm engaged in the securities business, Fidelity must also send copies of your account statements to that firm. If you do not authorize Fidelity to send duplicate statements to those parties, Fidelity will be unable to process this POA.

Indicate which materials should be available to your Attorney-in-Fact and any securities firm with which he/she is affiliated.

☑ Account statements

☑ Transaction confirmations

Email

MAFFEI@ASPENGROVELLC.COM

5. Remove Existing Attorneys-in-Fact

Complete this section ONLY if you want to remove one or more existing Attorney(s)-in-Fact from your account(s). If you do not want to make any changes to your existing Attorneys-in-Fact, skip to Section 6. If you are not appointing a new Attorney-in-Fact with this form, skip to Section 8. No notary or witness is required.

Check no more than one.

☐ Remove ALL existing Attorneys-in-Fact.

☐ Remove ONLY the following Attorney(s)-in-Fact:

Name(s)

6. Add an Attorney-in-Fact

	First Name	Middle Name	Last Name
Enter full name as evidenced by a government-issued, unexpired document (e.g., driver's license, passport, permanent resident card).	RICHARD	J	GEISMAN

Social Security/Taxpayer ID Number Required ☑ SSN ☐ TIN Date of Birth MM/DD/YYYY 0 7 0 2 1 9 7 0

Institution Name Enter full entity name as evidenced by the relevant formation document (e.g., trust document, partnership agreement, corporate resolution)

ASPEN GROVE CAPITAL LLC

Provide phone number(s) to be used to verify and/ or authorize transactions.

Primary Phone 9 7 0 3 0 0 4 3 2 7 ☑ Mobile Number

Secondary Phone ☐ Mobile Number

Email

RICK@BANNVENTURES.COM

Permanent Address

Provide the address used for tax reporting. Cannot be a P.O. Box or Mail Drop.

Address

90 BENCHMARK RD, STE 201

City	State/Province	Zip/Postal Code
AVON	CO	8 1620

Country

USA

Mailing Address

Complete if different than permanent address

Address

PO BOX 19000-438

City	State/Province	Zip/Postal Code
AVON	CO	8 1620

Country

USA

Citizenship

Indicate your citizenship status.

☑ U.S. citizen Do not complete the fields below. Skip to Income Source

☐ Foreign citizen Information in this box must be completed.

Country of Citizenship

Choose one ► ☐ Permanent U.S. Resident ☐ Non-Permanent U.S. Resident ☐ Non Resident of U.S.

Government Identification

Unexpired ID must include reference number and photo. Attach copy of ID

☐ Passport ☐ Other Government Issued ID

ID Number	Country of Issuance

Country of Tax Residence

Choose one ► ☐ U.S. ☐ Other Country

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6. Add an Attorney-in-Fact continued

Income Source *Industry regulations require us to ask for this information.*

Check one.   ☑ Employed   ☐ Not Employed   ☐ Retired   List Income Source if Retired or Not Employed.

Employer/Income Source *required for margin privileges*	Occupation
ASPEN GROVE CAPITAL	PARTNER/CFO

Address		
90 BENCHMARK RD, STE 201		

City	State/Province	Zip/Postal
AVON	CO	8 1620

Country
USA

Associations

As a person associated with a member firm, you are obligated to receive consent from that firm. Fidelity has existing consent agreements ▶ with many firms for their employees to maintain accounts with Fidelity and to deliver transactional data. If your firm is not one of them, Fidelity will attempt to contact your firm's compliance office.

If you are employed by or associated with a broker-dealer, stock exchange, exchange member firm, the Financial Industry Regulatory Authority (FINRA), a municipal securities dealer, or other financial institution, or are the spouse or an immediate family member residing in the same household of someone who meets the aforementioned employment criteria, provide the company's name and address below. By providing this information and completing this form, you hereby authorize Fidelity to provide the associated person's employer with duplicate copies of confirmations and statements, or the transactions data contained therein, for your account(s) and any accounts you choose to have on a consolidated statement for purposes of their compliance review.

Company Name		

Company Address		

City	Z	

Affiliations

If you, your spouse, or any of your relatives (including parents, in-laws and/or dependents, etc.), living in your home (at the same address), is a member of the board of directors, is a 10% shareholder, or is a policy-making officer or can direct corporate management of policies of a publicly traded company (an "Affiliate"), you must provide the information below.

Company Name	CUSIP or Symbol
Company Name	CUSIP or Symbol
Company Name	CUSIP or Symbol

7. Attorney-in-Fact Signature and Date *Named Attorney-in-Fact must sign and date.*

By signing below, you:

- Affirm that you have read, understand, and agree to the current terms of the POA and the account features the account owner has selected and agree to future amendments to these terms and any applicable state notices.

- Affirm that you are the Attorney-in-Fact named in this POA and accept appointment as Attorney-in-Fact for the account owner.

- Agree that any information given on this POA is subject to verification. You authorize us to act on all instructions approved on this POA, to obtain a credit or other financial responsibility report on you and, upon written request, to provide the name and address of the credit reporting agency used.

- Represent and warrant that if you do not provide information in the sections titled Association or Affiliations you have determined that none of the scenarios are applicable.

- Affirm that the account owner is not deceased, has not partially or totally revoked, suspended, or terminated the authority delegated and that there is no petition pending to determine the incapacity or to appoint a guardian for the account owner.

- Agree not to knowingly issue any instructions that are inconsistent with your appointment as Attorney-in-Fact and all applicable account agreements.

- Agree to avoid conflicts that are incompatible with the account owner's best interest.

- Agree to keep the account owner's property separate from any assets you own or control, unless otherwise permitted by law.

- Agree to keep a record of all receipts, payments, and transactions conducted for the account owner.

- Agree that you should identify yourself as Attorney-in-Fact, or Agent, of the account owner when signing documents on behalf of the account owner.

- Represent that if more than one Attorney in Fact is appointed, you are authorized to act severally (i.e., individually), and that we may act on your instructions independent of all other Attorneys-in-Fact, including the delivery of assets to you personally.

- If this is a trust account, affirm the governing trust document permits me as the trustee to hire agents and delegate all authority as outlined herein.

For Defined Contribution Retirement Plan Accounts, if the current Plan Administrator is being added as the Attorney-in-Fact:

- State that you are also the Plan Administrator or Employer responsible for the Plan for which authority is being requested on this form.

- Consent to your appointment as the Attorney-in-Fact identified in this form, understanding that:
  - As the Attorney-in-Fact, you will be granted only the powers described in this form, and will be authorized only to place orders that are permitted by the Plan.
  - As the Attorney-in-Fact, you are not authorized to establish a new Plan. Fidelity Management Trust Company acts only as custodian or trustee for this Plan, and has no discretionary fiduciary authority or responsibility; the account owner, therefore, is solely responsible for determining the suitability of, and for accepting all consequences of all investments and actions taken on the account(s).

- Understand that in the event of any conflict between instructions given by Attorneys-in-Fact or by an account owner and an Attorney-in-Fact, Fidelity may restrict the accounts until we have satisfactory written instructions or a court order instructing us how to proceed.

- Indemnify and hold Fidelity harmless from and against any and all losses, claims, costs, actions, demands, suits, proceedings, damages and expenses, including attorneys' fees and expenses, and any other costs suffered or incurred by us arising out of or relating to transactions made in accordance with your instructions or your failure to provide instructions as Attorney-in-Fact.

- Agree that we may restrict your authority to remove assets from the accounts listed or to conduct any other activity on the accounts after receipt of this POA.

- Affirm that the account owner executed this POA while competent to do so and was not acting under duress or undue influence.

- Agree that this POA will remain in full force and effect until such time as satisfactory written notification of termination or significant alteration is received by Fidelity.

- Agree to cease acting as Attorney-in-Fact if you know, or have reason to know, that your capacity to act as Attorney-in-Fact has been limited or terminated for any reason including termination of your marriage (if applicable) to the principal by divorce or annulment.

This POA shall be governed by Massachusetts law, except with respect to its conflict of laws provisions.

You acknowledge that the account(s) and POA are governed by a pre-dispute arbitration clause, which appears on the last page of the Fidelity Brokerage Account Client Agreement and Retirement Account Client Agreement, and that you have read the pre-dispute arbitration clause.

Attorney-in-Fact must sign and date below.

Attorney-in-Fact Name
RICHARD GEISMAN



SIGN ▶ | Attorney-In-Fact Signature | Date MM-DD-YYYY ▶ 5/11/23

8. Account Owner Signature and Date *Notarized signature and date required.*

In the section below, "Fidelity," "us," and "we" refer to Fidelity Brokerage Services LLC and National Financial Services LLC and their affiliates, their employees, agents, shareholders, successors and assigns and representatives, as the context may require; "you" and "account owner" refer to the owner indicated on this POA; for any account with more than one owner (such as a joint or trust account), "you" and "account owner" or "account owners" refer to all owners, collectively and individually.

By signing below, you:

- Affirm that you have read, understand, and agree to the current terms and notices, Helpful to Know information of this POA, and the account agreements and the account features you selected. You agree to future amendments to these terms and any applicable state power of attorney notices.

- Authorize us to act on all instructions approved on this POA, including providing your Attorney-in-Fact and any securities firm your Attorney-in-Fact is associated with, copies of any duplicate materials provided to your Attorney-in-fact.

- Affirm that you appoint the individual identified in this form as your Attorney-in-Fact, granting specified powers for all accounts identified on this form including the additional powers as granted by you in Section 3 above.

- Ratify and confirm instructions to us from your Attorney-in-Fact authorized by this form and applicable account agreements.

- Certify that you are owner of the account(s) identified in this POA and that all information you have provided to us in this POA is true, accurate, and complete.

- Acknowledge that we do not give legal or tax advice in connection with our financial products and services and any legal or tax information provided by us is for informational purposes only. You are encouraged to consult with your attorney, tax, or other financial professional before making any financial decisions.

- Acknowledge that Fidelity has no duty to, and does not, monitor the activities of your Attorney-in-Fact.

- Authorize Fidelity to send duplicate statements to your Attorney-in-Fact.

- Agree to pay all costs, fees and commissions, incurred in the accounts identified in this form, by your Attorney-in-Fact, including any that remain unpaid after an Attorney-in-Fact ceases to serve for any reason.

- Indemnify and hold Fidelity harmless from and against any and all losses, claims, costs, actions, demands, suits, proceedings,

damages and expenses, including attorneys' fees and expenses, and any other costs suffered or incurred by us arising out of or relating to your instructions or with any action or instruction of your Attorney-in-Fact, even if your Attorney-in-Fact's authorization has been terminated but we have not received notice of the termination.

- Acknowledge that if this is a trust account, by checking the applicable box and signing, you affirm the governing trust document permits the trustee to hire agents and delegate all authority as outlined herein.

- Agree that to induce any third party to act, any such third parties receiving an executed copy of this POA may act upon it, and any revocation or termination of it shall not be effective and until written notice of it has been received by such third parties.

- Affirm that you understand that your Attorney-in-Fact may be entitled to receive compensation out of your accounts for services performed.

- Agree that this form is in addition to (and in no way limits or restricts) any and all rights which Fidelity may have under any other agreement or agreements between Fidelity and you, and shall inure and continue in favor of Fidelity, its successors (by merger, consolidation, or otherwise) and assigns.

- Agree that this form supplements and does not limit any rights we may have under any other agreement between us and you, and shall be effective for our and our successors' and assigns' benefit, whether by merger, consolidation, or otherwise.

Margin or options customers

- Acknowledge that the Attorney-in-Fact may open or close option positions, and exercise or sell options contracts as either a covered or uncovered writer if the account is approved to trade options; and recognize the risks involved, if the Attorney-in-Fact engages in margin or option transactions, and are prepared to undertake such risks.

For trust accounts only

- Represent that as trustee, the trust permits you to delegate to the Attorney-in-Fact all powers as outlined herein.

- Certify that the trust instrument authorizes the delegation of agents as indicated within this POA and that this delegation does not in any way conflict with the laws that govern the trust.

- Agree that, for trust accounts, this POA authorization shall terminate upon our notice and receipt, in writing, of your death, mental disability, incompetence or incapacity or upon revocation by you in writing to us.

Accounts with multiple Attorneys-in-Fact

- Authorize each Attorney-in-Fact to exercise each power granted individually which Fidelity may act upon without the consent of any other Attorney-in-Fact.

- Understand that in the event of any conflict between instructions given by Attorneys-in-Fact or by an account owner and an Attorney-in-Fact, we may restrict the account until the conflict is resolved by: a) written instructions from you, b) joint written instructions from all Attorneys-in-Fact, or c) a court order instructing us how to proceed.

For Defined Contribution Retirement Accounts, if the current Plan Administrator is also the Account Owner:

- State that you are also the Plan Administrator or Employer responsible for the Plan for which authority is being requested on this form.

- Consent to the appointment of the Attorney-in-Fact identified in this form, understanding that:
  - The Attorney-in-Fact will be granted only the powers described in this form, and will be authorized only to place orders that are permitted by the Plan.
  - The Attorney-in-Fact is not authorized to establish a new Plan.
  - Fidelity Management Trust Company acts only as custodian or trustee for this Plan, and has no discretionary fiduciary authority or responsibility; therefore, you, as the account owner, are solely responsible for determining the suitability of, and for accepting all consequences of all investments and actions taken on the account(s).

Understand that this Power of Attorney ("POA") shall be governed by Massachusetts law, except with respect to its conflict of laws provisions. This form must be signed and notarized. You may also be required to have this form witnessed. Check with the laws of the state in which you are executing this POA to determine if and how many (one or two) witnesses may be required.

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8. Account Owner Signature and Date *continued*

Acknowledge that the account(s) and POA is governed by a pre-dispute arbitration clause, which appears on the last page of the Fidelity Brokerage Account Client Agreement and Retirement Account Client Agreement, and you acknowledge that you have received a copy of this clause.

Print Owner Name	Witness Name
GREGORY MAFFEI, TRUSTEE	James Elliott
Owner Signature — SIGN [signature] — Date MM-DD-YYYY 4/27/2023	Witness Signature — SIGN [signature] — Date MM-DD-YYYY [illegible] 2023
	Witness Name
	Witness Signature — SIGN — Date MM-DD-YYYY

Important Note: CA Notaries are permitted to submit a separate page notary document. If used, it must identify the document being notarized.

Notice to CA Residents regarding the below: A Notary Public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not truthfulness, accuracy, or validity of that document.

Certificate of Acknowledgement of Notary Public *Must be a U.S. Notary.*

State of Colorado, in the County of Eagle, subscribed and sworn to before me by the above-named individual who is personally known to me or who has produced ______ (Type of Identification) as identification, that the foregoing statements were true and accurate and made of his/her own free act and deed, on 04/27/2023 (Date).

Print Notary Name: Courtney Ringlein

Notary Signature — SIGN [signature] — Date MM-DD-YYYY 04/27/2023

COURTNEY RINGLEIN
NOTARY PUBLIC - STATE OF COLORADO
Notary ID #20214048166
My Commission Expires 12/13/2025

My commission expires 12 / 13 / 2025.

9. Plan Administrator/Employer Signature and Date

Required ONLY for Defined Contribution Retirement Plan (Keogh) accounts. In this Section "you" refers to the Plan Administrator or Employer signing below.

By signing below, you:

* State that you are the Plan Administrator or Employer responsible for the Plan for which authority is being requested on this form.

* Consent to the appointment of the Attorney-in-Fact identified in this form, understanding that:
  – The Attorney-in-Fact will be granted only the powers described in this form, and will be authorized only to place orders that are permitted by the Plan.
  – The Attorney-in-Fact is not authorized to establish a new Plan.

– Fidelity Management Trust Company acts only as custodian or trustee for this Plan, and has no discretionary fiduciary authority or responsibility; the account owner, therefore, is solely responsible for determining the suitability of, and for accepting all consequences of, all investments and actions taken on the account(s).

Print Administrator/Employer Name First, M.I., Last

Administrator/Employer Signature

Date MM - DD - YYYY

SIGN

Fidelity Brokerage Services LLC, Member NYSE, SIPC

1.901966.105 - 362016.7.0 (12/21)